UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. __)*
Under the Securities Exchange Act of 1934

ADEONA PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00685T108
(CUSIP Number)
Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Intrexon Corporation Attention: Legal 20358 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809
December 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ❒ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00685T108	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

3,123,558

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER 3,123,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,123,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%	☐
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00685T108	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intrexon Corporation I.R.S. IDENTIFICATION NO.: 26-0084895
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

3,123,558

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER 3,123,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,123,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%	☐
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00685T108	Page 4 of 10

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”), relates is the common stock, par value $0.001 per share (the “Common Stock”), of Adeona Pharmaceuticals, Inc., a Nevada corporation (the “Company”), whose principal executive offices are located at 3985 Research Park Drive, Suite 200, Ann Arbor, Michigan 48108.

Item 2.	Identity and Background.

This Statement is being filed on behalf of Mr. Randal J. Kirk (“Mr. Kirk”) and Intrexon Corporation, a Virginia corporation that is controlled by Mr. Kirk (“Intrexon” and, together with Mr. Kirk, the “Reporting Persons”).

(a)-(c)               The address of the principal business office of Mr. Kirk is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The address of the principal business office of Intrexon is 20358 Seneca Meadows Parkway, Germantown, Maryland 20876.  The present principal occupation/employment of Mr. Kirk is Senior Managing Director of Third Security, LLC, an investment management firm founded by Mr. Kirk.  Mr. Kirk also serves as the Chairman and CEO of Intrexon.  The principal business of Intrexon is employing modular DNA control systems to enhance capabilities, improve safety and lower cost in human therapeutics, protein production, industrial products and agricultural biotechnology.

(d)-(e)               During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                      Mr. Kirk is a citizen of the United States.  Intrexon is a corporation organized under the laws of the Commonwealth of Virginia.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 18, 2011, the Company entered into an Exclusive Channel Collaboration Agreement (the “Channel Agreement”) with Intrexon that governs a “channel collaboration” arrangement in which the Company will use Intrexon’s technology directed towards the production of prostaglandin synthase, through the use of in vivo conditionally regulated embedded controllable bioreactors for the treatment of pulmonary arterial hypertension (“PAH”).  In connection therewith, on November 18, 2011, the Company entered into a Stock Purchase Agreement with Intrexon pursuant to which the Company agreed to issue to Intrexon a number of shares of Common Stock equal to 9.995% of the number of shares of Common Stock issued and outstanding following and giving effect to such issuance (the “First Tranche Shares”) at a purchase price equal to the $0.001 par value of such shares, which price was deemed paid in partial consideration for the execution and delivery of the Channel Agreement.  The closing of the purchase of the First Tranche Shares occurred on December 7, 2011 (the “First Tranche Closing”) and in connection therewith the Company issued to Intrexon in a private placement 3,123,558 shares of Common Stock as the First Tranche Shares at a purchase price equal to the $0.001 par value of such shares, which price was deemed paid in partial consideration for the execution and delivery of the Channel Agreement.

CUSIP No. 00685T108	Page 5 of 10

The Company has also agreed to issue additional shares of Common Stock to Intrexon upon dosing of the first patient in an Adeona-conducted Phase II clinical trial in the United States, or similar study as the parties may agree in a country other than the United States, of a product that is created, produced, developed or identified directly or indirectly by the Company during the term of the Channel Agreement and that, subject to certain exceptions, involves the production of prostaglandin synthase, through the use of in vivo conditionally regulated embedded controllable bioreactors for the treatment of PAH. Upon satisfaction of such contingency, the Company has agreed to issue to Intrexon an additional 3,123,558 shares of Common Stock (the “Second Tranche Shares”), which number of shares is equal to 9.995% of the number of shares of Common Stock issued and outstanding immediately following and giving effect to the First Tranche Shares, for a purchase price equal to the $0.001 par value of such shares, which price will be deemed paid in partial consideration for the execution and delivery of the Channel Agreement.

Under the Stock Purchase Agreement, Intrexon is entitled, at its election, to participate in future securities offerings of the Company that constitute “Qualified Financings” and that are conducted while the Channel Agreement remains in effect.  For this purpose, a “Qualified Financing” means a sale of Common Stock or equity securities convertible into Common Stock in a public or private offering, raising gross proceeds of at least $5,000,000, where the sale of shares is either registered under the Securities Act of 1933, as amended, at the time of issuance or the Company agrees to register the resale of such shares.  In conjunction with a Qualified Financing, Intrexon has the option to purchase up to 19.99% of the securities issued and sold by the Company therein (such amount to be calculated exclusive of Intrexon’s purchase).  Additionally, and without restriction, Intrexon is entitled, at its election, to purchase an additional number of shares of Common Stock in the open market, or otherwise, that do not exceed an additional 10% of the number of shares of Common Stock then issued and outstanding.

The foregoing references to and description of the Channel Agreement and the Stock Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Channel Agreement and the Purchase Agreement, which are included as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the shares disclosed hereunder for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock or other capital stock of the Company outside of those contemplated by the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company that they now own or may hereafter acquire.  Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions.  At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

CUSIP No. 00685T108	Page 6 of 10

At the date of this Statement, the Reporting Persons have plans or proposals which would result in:

(a)               The acquisition of additional securities of the Company.

Intrexon plans to acquire additional shares of Common Stock as set forth in Item 3 above.

Except as described above, at the date of this Statement, each of the Reporting Persons have no present plans or proposals which would result in:

(a)               The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)               An extraordinary corporate transaction involving the Company or any of its subsidiaries;

(c)               A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)               Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)               Any material change in the present capitalization or dividend policy of the Company;

(f)                Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)               Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)               Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                Any action similar to any of those actions enumerated above.

CUSIP No. 00685T108	Page 7 of 10

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)            See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 28,127,644 shares of Common Stock issued and outstanding as of the closing of the purchase of the First Tranche Shares pursuant to the Stock Purchase Agreement on November 18, 2011, increased by the 3,123,558 shares constituting the First Tranche Shares.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	3,123,558	10.0%	-	3,123,558	-	3,123,558
Intrexon Corporation	3,123,558	10.0%	-	3,123,558	-	3,123,558

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Intrexon.

(c)               Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)         Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

The Stock Purchase Agreement contains a standstill provision pursuant to which, among other things, Intrexon has agreed that, for a period of three years, subject to certain exceptions and unless invited in writing by the Company to do so, neither Intrexon nor its affiliates will, directly or indirectly:  (i) effect or seek, initiate, offer or propose to effect, or cause or participate in any acquisition of securities or assets of the Company; any tender or exchange offer, merger, consolidation or other business combination involving the Company; any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company; or any “solicitation” of “proxies” or consents to vote any voting securities of the Company, or in any way advise or, assist any other person in doing so; (ii) form, join or in any way participate in a “group” with respect to any securities of the Company; (iii) otherwise act to seek to control or influence the management, Board of Directors or policies of the Company; (iv) take any action reasonably expected to force the Company to make a public announcement regarding any such matters; or (v) enter into any agreements, discussions or arrangements with any third party with respect to any of the foregoing.   Among other things and subject to certain exceptions, the standstill restrictions do not apply to the future purchase by Intrexon and/or its affiliates of up to 10% of the number of shares of Common Stock then issued and outstanding in addition to the shares issuable pursuant to the Stock Purchase Agreement.

CUSIP No. 00685T108	Page 8 of 10

In connection with the transactions contemplated by the Stock Purchase Agreement, on December 7, 2011, the Company and Intrexon entered into a Registration Rights Agreement pursuant to which the Company agreed to file a “resale” registration statement (the “Registration Statement”) registering the resale of the First Tranche Shares within 120 days of the First Tranche Closing.  Under that agreement, the Company is obligated to use its reasonable best efforts to cause the Registration Statement to be declared effective as promptly as practicable after filing and to maintain the effectiveness of the registration statement until all securities therein are sold or otherwise can be sold pursuant to Rule 144, without any restrictions.

The foregoing references to and description of the Stock Purchase Agreement and Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Stock Purchase Agreement and Registration Rights Agreement, which are included as Exhibits 2 and 3, respectively, and are incorporated by reference to this Item 6.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Exclusive Channel Collaboration Agreement by and between the Company and Intrexon dated as of November 18, 2011 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated November 18, 2011, and incorporated herein by reference)**

Exhibit 2
Stock Purchase Agreement by and between the Company and Intrexon dated as of November 18, 2011 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated November 18, 2011, and incorporated herein by reference)

Exhibit 3
Form of Registration Rights Agreement by and between the Company and Intrexon (incorporated by reference to Exhibit A to the Stock Purchase Agreement filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated November 18, 2011, and incorporated herein by reference)

Exhibit 4	Joint Filing Agreement, dated as of December 12, 2011, by and between Mr. Kirk and Intrexon

**Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 00685T108	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2011

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1
Exclusive Channel Collaboration Agreement by and between the Company and Intrexon dated as of November 18, 2011 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated November 18, 2011, and incorporated herein by reference)**

Exhibit 2
Stock Purchase Agreement by and between the Company and Intrexon dated as of November 18, 2011 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated November 18, 2011, and incorporated herein by reference)

Exhibit 3
Form of Registration Rights Agreement by and between the Company and Intrexon (incorporated by reference to Exhibit A to the Stock Purchase Agreement filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated November 18, 2011, and incorporated herein by reference)

Exhibit 4	Joint Filing Agreement, dated as of December 12, 2011, by and between Mr. Kirk and Intrexon

**Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.